                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*



                           Hines Horticulture, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  433245 10 7
        ---------------------------------------------------------------
                                (CUSIP Number)

                                                       Copy to:
Paul R. Wood                                           James S. Rowe
Madison Dearborn Partners, Inc.                        Kirkland & Ellis
Three First National Plaza, Suite 3800                 200 E. Randolph Drive
Chicago, Illinois 60602                                Chicago, Illinois 60601
312/895-1000                                           312/861-2000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 June 26, 1998
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)

                              Page 1 of 15 Pages

-----------------------                                  ---------------------
  CUSIP NO. 433245 10 7            13D                   Page 2 of 15 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Madison Dearborn Capital Partners, L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00 (See Item 3)
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0 (See Item 5)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          10,785,628 (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0 (See Item 5)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          10,785,628 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      10,785,628 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      48.9% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 433245 10 7            13D                   Page 3 of 15 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Madison Dearborn Partners, L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0 (See Item 5)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          10,785,268 (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0 (See Item 5)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          10,785,268 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      10,785,268 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      48.9% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 433245107                                      PAGE 4 OF 15 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Madison Dearborn Partners, Inc.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0 (See Item 5)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          10,785,628 (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0 (See Item 5)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          10,785,628 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      10,785,628 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      48.9% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 433245107                                      PAGE 5 OF 15 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Paul R. Wood

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0 (See Item 5)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          10,785,628 (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0 (See Item 5)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          10,785,628 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      10,785,628 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      48.9% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 433245107                                     PAGE 6 OF 15 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Thomas R. Reusche

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0 (See Item 5)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          10,785,628 (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0 (See Item 5)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          10,785,628 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      10,785,628 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      48.9% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 433245 10 7                                    PAGE 7 OF 15 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Gary J. Little

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0 (See Item 5)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          10,785,628 (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0 (See Item 5)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          10,785,628 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      10,785,628 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      48.9% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 433245 10 7                                    PAGE 8 OF 15 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      David F. Mosher

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0 (See Item 5)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          10,785,628 (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0 (See Item 5)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          10,785,268 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      10,785,628 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      48.9% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer:

               This statement relates to shares of common stock, par value $0.01 per share (the "Common Stock"), of Hines Horticulture, Inc., a Delaware corporation (the "Company"), with its principal executive offices at 12621 Jeffrey Road, Irvine, California 92620.

Item 2.  Identity and Background:

               (a) This statement is being jointly filed by each of the following persons pursuant to Rule 13d-(1)(f) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"): (i) Madison Dearborn Capital Partners, L.P., a Delaware limited partnership ("MDCP, L.P."), by virtue of its direct beneficial ownership of 10,785,628 shares of Common Stock; (ii) Madison Dearborn Partners, L.P., a Delaware limited partnership ("MDP, L.P."), by virtue of its being the general partner of MDCP, L.P.; (iii) Madison Dearborn Partners, Inc., a Delaware corporation ("MDP, Inc."), by virtue of its being the general partner of MDP, L.P.; (iv) Paul R. Wood, an individual, by virtue of his being a vice-president of MDP, Inc. ("Wood");
     (v) Thomas R. Reusche, an individual, by virtue of his being a vice-president of MDP, Inc. ("Reusche"); (vi) Gary J. Little, an individual, by virtue of his being a vice-president of MDP, Inc.("Little"); and (vii) David F. Mosher, an individual, by virtue of his being a vice-president of MDP, Inc. ("Mosher"), all of whom are collectively referred to as the "Reporting Persons." The Reporting Persons have entered into a Joint Filing Agreement, dated as of July 6, 1998, a copy of which is filed with this statement as Exhibit A (which is hereby incorporated by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(f)(1) under the Act.

          Certain information required by this Item 2 concerning the executive officers and the director of MDP, Inc., is set forth on Schedule A attached hereto, which is incorporated herein by reference.

          The Reporting Persons may be deemed to constitute a "group"for purposes of Section 13(d)(3) of the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

               (b) The address of the principal business and principal office of the Reporting Persons and the persons named on Schedule A is c/o Madison Dearborn Partners, Inc., Three First National Plaza, Suite 3800, Chicago, IL 60602.

               (c) The Reporting Persons and the persons named on Schedule A are engaged in the private equity investment business.

               (d) During the last five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule A to this statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e) During the last five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule A to this statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any person was or is subject to a judgement, decree or final

                              Page 9 of 15 Pages
     order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f) The Reporting Persons believe that all persons named in Schedule A to this statement are citizens of the United States.

Item 3.  Sources and Amount of Funds or Other Consideration:

          MDCP, L.P., a private equity investment fund, acquired 500,000 shares of Common Stock at a price of $10.23 per share for an aggregate purchase price of $5,115,000. MDCP, L.P. used a portion of the fund as the source of funds for this transaction.

Item 4.  Purpose of Transaction:

          MDCP, L.P. was the beneficial owner approximately 60.0% of the outstanding capital stock of the Company prior to the Company's initial public offering of its Common Stock on June 26, 1998 (the "Offering"). MDCP, L.P. purchased an additional 500,000 in the Offering at the initial offering price, less underwriting discounts and commissions, for investment purposes. Following the Offering, MDCP, L.P. is the beneficial owner of 48.9% of the Common Stock. The Reporting Persons are filing this Schedule 13D because MDCP, L.P.'s purchase on June 26, 1998, exceeded 2% of the outstanding Common Stock of the Company.

          None of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named on Schedule A to this statement, has any present plans or proposals which relate to or would result in:

          (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

          (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; provided, that the Reporting Persons are aware that the Company intends to appoint two independent directors in order to comply with the rules of the Nasdaq National Market;

          (e) Any material change in the present capitalization or dividend policy of the Company;

          (f) Any other material change in the Company's business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

          (g) Changes to the Company's charter, bylaws or instruments corresponding thereto or other actions which may further impede the acquisition of control of the Company by any person;

                              Page 10 of 15 Pages

          (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; or

          (j)  Any action similar to any of those enumerated above.

Item 5.  Interest In Securities of the Issuer:

     (a)-(b) As of June 26, 1998, MDCP, L.P. has the shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 10,785,628 shares of Common Stock, constituting approximately 48.9% of the outstanding Common Stock of the Company. MDP, L.P., as the general partner of MDCP, L.P., and MDP, Inc., as the general partner of MDP, L.P., may be deemed to have the shared power to vote and dispose of the shares of Common Stock held by MDCP, L.P. As vice-presidents of MDP, Inc., Wood, Reusche, Mosher and Little may be deemed, in such capacity, to share the power to vote and to dispose of the shares of Common Stock held by MDCP, L.P.

          The filing of this Schedule 13D by MDP, L.P., MDP, Inc., Wood, Reusche, Mosher and Little shall not be considered an admission that such Reporting Persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any shares in which such Reporting Persons do not have a pecuniary interest.

          All of the percentages calculated in this Schedule 13D are based upon an aggregate of 22,072,549 shares of Common Stock outstanding as of June 26, 1998, as disclosed to the Reporting Persons by the Company.

     (c)  See responses to Item 3 and 4 of this Statement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

          MDCP, L.P. has entered into a Lock-Up Letter Agreement with the underwriters of the Offering pursuant to which MDCP, L.P. has agreed not to transfer any securities of the Company for 180 days following the Offering. To the best knowledge of the Reporting Persons, no other contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding or proxies.

Item 7.  Material to be Filed As Exhibits:

         Exhibit A -- Agreement Re Joint Filing of Schedule 13D.

         Exhibit B -- Lock-Up Letter Agreement.


                              Page 11 of 15 Pages

                                   SIGNATURE

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: July 6, 1998

                                      MADISON DEARBORN CAPITAL
                                      PARTNERS, L.P.

                                      By: Madison Dearborn Partners, L.P.
                                      Its: General Partner

                                      By: Madison Dearborn Partners, Inc.
                                      Its: General Partner

                                      By:
                                          ----------------------------------
                                          /s/ Paul R. Wood, Vice President

                                      MADISON DEARBORN PARTNERS, L.P.

                                      By: Madison Dearborn Partners, Inc.
                                      Its: General Partner

                                      By:
                                          ----------------------------------
                                          /s/ Paul R. Wood, Vice President


                                      MADISON DEARBORN PARTNERS, INC.

                                      By:
                                          ----------------------------------
                                          /s/ Paul R. Wood, Vice President

                                      --------------------------------------
                                          /s/ Paul R. Wood

                                      --------------------------------------
                                          /s/ Thomas R. Reusche

                                      --------------------------------------
                                          /s/ Gary J. Little

                                      --------------------------------------
                                          /s/ David F. Mosher


                              Page 12 of 15 Pages

                                                                      Schedule A
                                                                      ----------



The following individuals are executive officers of Madison Dearborn Partners, Inc., the general partner of Madison Dearborn Partners, L.P., which is the general partner of Madison Dearborn Capital Partners, L.P.: Paul R. Wood, Thomas
R. Reusche, David F. Mosher, Gary J. Little, John A. Canning, Jr., Paul J. Finnegan, Samuel M. Mencoff, William J. Hunckler, James N. Perry, Jr., Justin S. Huscher, Benjamin D. Chereskin, Timothy P. Sullivan, Nicholas W. Alexos and Robin P. Selati. John A. Canning, Jr. is also the sole director of MDP, Inc.


                              Page 13 of 15 Pages

                                                                       Exhibit A
                                                                       ---------

                    AGREEMENT REGARDING THE JOINT FILING OF
                                 SCHEDULE 13G
                             _____________________

The undersigned hereby agree as follows:

          (i) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

          (ii) Each of them is responsible for the timely filing of such
Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: July 6, 1998

                                        MADISON DEARBORN CAPITAL
                                        PARTNERS, L.P.

                                        By: Madison Dearborn Partners, L.P.
                                        Its: General Partner

                                        By: Madison Dearborn Partners, Inc.
                                        Its: General Partner

                                        By:
                                            ----------------------------------
                                            /s/ Paul R. Wood, Vice President


                                        MADISON DEARBORN PARTNERS,
                                        L.P.

                                        By: Madison Dearborn Partners, Inc.
                                        Its: General Partner

                                        By:
                                            ----------------------------------
                                            /s/ Paul R. Wood, Vice President


                                        MADISON DEARBORN PARTNERS,
                                        INC.


                                        ----------------------------------
                                        /s/ Paul R. Wood, Vice President



                                        ----------------------------------
                                        /s/ Paul R. Wood


                                                             Page 14 of 15 Pages

                                        ----------------------------------
                                        /s/ Thomas R. Reusche


                                        ----------------------------------
                                        /s/ Gary J. Little


                                        ----------------------------------
                                        /s/ David F. Mosher


                                                             Page 15 of 15 Pages

                                                                       EXHIBIT B
                           LOCK-UP LETTER AGREEMENT



LEHMAN BROTHERS INC.
BT ALEX.BROWN INCORPORATED
BANCAMERICA ROBERTSON STEPHENS
As Representatives of the
  several underwriters
c/o LEHMAN BROTHERS INC.
Three World Financial Center
New York, NY 10285

Dear Sirs:

     The undersigned understands that you and certain other firms propose to enter into an Underwriting Agreement (the "Underwriting Agreement") providing for the purchase by you and such other firms (the "Underwriters") of shares (the "Shares") of Common Stock, par value $0.01 per share (the "Common Stock"), of Hines Horticulture, Inc. (the "Company") and that the Underwriters propose to reoffer the Shares to the public (the "Offering").

     In consideration of the execution of the Underwriting Agreement by the Underwriters, and for other good and valuable consideration, the undersigned hereby irrevocably agrees that, without the prior written consent of Lehman Brothers Inc., the undersigned will not, directly or indirectly, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of Common Stock (including, without limitation, shares of Common Stock that may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the Securities and Exchange Commission and shares of Common Stock that may be issued upon exercise of any option or warrant) or securities convertible into or exchangeable for Common Stock (other than the Shares) owned by the undersigned on the date of execution of this Lock-Up Letter Agreement or on the date of the completion of the Offering, or (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of such shares of Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or other securities, in cash or otherwise, for a period of 180 days after the date of the final Prospectus relating to the Offering. The restrictions described in this paragraph, however, do not apply to (i) the sale of Common Stock to the Underwriters, (ii) the issuance by the Company of shares of Common Stock upon the exercise of options issued under the Company's 1998 Long-Term Equity Incentive Plan, as described in the final Prospectus relating to the Offering, (iii) the transfer of Common Stock by gift, will or laws of descent and distribution to any person or entity, provided such person or entity agrees in writing to be bound by the provisions of this Lock-Up Letter Agreement or (iv)
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transactions by any person other than the Company relating to shares of Common
Stock or other securities acquired in open market transactions after completion of the Offering.

     In furtherance of the foregoing, the Company and its Transfer Agent are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Letter Agreement.

     It is understood that, if the Company notifies you that it does not intend to proceed with the Offering, if the Underwriting Agreement is not executed or is terminated by its terms, or if the Underwriting Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to payment for and delivery of the Shares, we will be released from our obligations under this Lock-Up Letter Agreement.

     The undersigned understands that the Company, the Underwriters and the stockholders selling shares in the Offering will proceed with the Offering in reliance on this Lock-Up Letter Agreement.

     The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Letter Agreement and that, upon request, the undersigned will execute any additional documents necessary in connection with the enforcement hereof. Any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

                                       Very truly yours,




                                  By:  Madison Dearborn Capital Partners, L.P.
                                       By: Madison Dearborn Partners, Inc.
                                       Its: General Partner
                                       Name: /s/ Paul R. Wood
                                       Title: Vice President


Dated:  June 4, 1998